Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

kathleen.long@bingham.com

June 6, 2013

Mr. Christian Sandoe

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Nuveen Short Duration Credit Opportunities Fund (the “Fund”)

File Nos. 333-186405 and 811-22518

Dear Mr. Sandoe:

Please find below a copy of my electronic correspondence sent to you and Mr. Brown following our telephone conversation on Monday June 3, 2013 responding to a staff comment on the Fund’s filing on Form N-2 with the U.S. Securities and Exchange Commission on April 30, 2013.

From: Long, Kathleen M.

Sent: Thursday, June 06, 2013 12:49 PM

To: sandoec@sec.gov

Subject: RE: JSD

Importance: High

Christian,

Per our conversation this morning and comments from Nuveen, please see what I hope is a final version – let me know, thanks!

Under normal market circumstances, the Fund will maintain an average duration of two years or less for its portfolio (including the effect of leverage, but after the effect of derivatives used to shorten duration). When the average duration of the portfolio is expected to be longer than two years, the Fund will use interest rate swaps, interest rate futures or other derivative instruments to shorten such duration. For example, the Fund may use futures with an interest-bearing instrument as the underlying asset, such as a bond. Bond futures are typically used to adjust duration positions by creating offsetting positions that thereby reduce the portfolio’s overall average duration. Values of instruments with shorter durations tend to be less sensitive to interest rate changes than instruments with longer durations. To the extent the Fund utilizes interest rate swaps and futures to maintain an average portfolio duration of two years or less, and such instruments do not perform as intended resulting in the Fund’s portfolio behaving as if it had an average duration longer than two years, the Fund’s net asset value may be more susceptible to interest rates increases than it would have had those instruments performed as intended. See “Leverage” and “The Fund’s Investments—Portfolio Composition and Other Information—Other Investments—Hedging Transactions” for additional information.

From: Long, Kathleen M.

Sent: Wednesday, June 05, 2013 3:05 PM

To: sandoec@sec.gov

Cc: brownkg@sec.gov

Subject: RE: JSD

Hi Christian,

As discussed, please see a revised draft below (highlighted text is new) – give me a call after you have a chance to review. Thanks!

Kathleen

Under normal market circumstances, the Fund will maintain an average duration of two years or less for its portfolio (including the effect of leverage). When the average duration of the portfolio is expected to be longer than two years, the Fund may use interest rate swaps and interest rate futures to manage such duration. For example, the Fund may use futures with an interest-bearing instrument as the underlying asset, such as a bond. Bond futures are typically used to adjust duration positions by creating offsetting positions that thereby reduce the portfolio’s overall average duration. Values of instruments with shorter durations tend to be less sensitive to interest rate changes than instruments with longer durations. To the extent the Fund utilizes interest rate swaps and futures to maintain an average portfolio duration of two years or less, and such instruments do not perform as intended, the Fund’s net asset value may be more susceptible to interest rates increases than it would have had those instruments performed as intended. See “Leverage” and “The Fund’s Investments—Portfolio

Composition and Other Information—Other Investments—Hedging Transactions” for additional information.

From: Long, Kathleen M.

Sent: Tuesday, June 04, 2013 2:55 PM

To: sandoec@sec.gov; brownkg@sec.gov

Subject: JSD

Dear Christian and Kieran,

Below for your review is the language Nuveen proposes adding to JSD in response to your comments. Let me know what you think – thanks very much.

Kathleen

Under normal market circumstances, the Fund will maintain an average duration of two years or less for its portfolio, including the effect of leverage. When the unleveraged duration of the underlying portfolio approaches or exceeds two years, the Fund expects to use interest rate swaps and interest rate futures to manage such duration. For example, the Fund may use futures with an interest-bearing instrument as the underlying asset, such as a bond. Bond futures are typically used to adjust duration positions by creating offsetting positions thereby reducing the portfolio’s overall average duration. There is no guarantee that if employed, interest rate swaps or futures will be successful in managing duration in the manner intended.

Kathleen M. Long

Counsel/Investment Management

Bingham McCutchen LLP  |  2020 K Street, N.W., Washington DC 20006

Tel: 202.373.6149  |  Fax: 202.373.6001  |

kathleen.long@bingham.com

  please consider the environment before printing this email.

* * * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Long

cc: Kevin McCarthy

Gifford Zimmerman